UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303






Zip Code 20549-0303

December 13, 2004



Via Facsimile (650)614-7401 and U.S. Mail

Peter Cohn, Esq.
Orrick Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, California  94025

	Re:	ESS Technology, Inc.
		Schedule TO-I filed November 26, 2004
      File No. 5-48361


Dear Mr. Cohn:

	We have the following comments on the above referenced filing:

General
1. The offer must remain open through midnight EST of the twentieth business day. The offer appears to expire at 5:00 p.m. Pacific time on the twentieth business day and, accordingly, is not open for a full twenty business days. Please revise.
2. It appears that you are relying upon the exemptive order issued by the Commission on March 21, 2001. Accordingly, please advise us what consideration, if any, has been given to whether each category of eligible persons, in particular the consultants, is included within the meaning of "employee benefit plan" as defined in Rule 405. Ensure that you discuss the nature of the consulting or advisory services that this category of eligible persons provides to ESS technololgy. In particular, please refer to the categories of consultants discussed in Release No. 33-7646 and confirm, if true, that the services rendered by these option holders fall into one of the "permissible" categories discussed in the release. We may have further comment upon receipt of your response.

Schedule TO

Item 10
3. To the extent you choose to incorporate the Item 1010(a) information by reference, you must still include summarized financial information pursuant to Item 1010(c) of Regulation M-A. See Question
I.H.7 of the July 2001 Supplement to the Division of Corporation Finance`s Telephone Interpretation Manual. Please revise to include the required information and advise regarding how you intend to disseminate the required information to option holders.

Offering Memorandum

1.  Eligible Options; Replacement Options ..., page 15

--Expiration and Extension of Offer, page 16
4. We note that if you extend the offer, it will expire at 5:00 p.m.
on the last day of the extended offer period. Please confirm that if you are required to extend the offer for a specific period of time, e.g., five or ten business days, you will hold the offer open until midnight of the last date of the required time period. For example, if you are required to extend the offer for ten days due to an increase in the number of options subject to the offer, you must keep the offer open until at least midnight of the tenth business day. See Rule 13e-4(a)(3).
5. You must announce extensions of the offer by 9:00 a.m. EST and otherwise in accordance with Rule 14e-1(d). Please revise the last paragraph on page 16 accordingly.

7.  Conditions to the Offer, page 23
6. The unilateral ability to terminate the offer and not accept any options would appear to render the offer illusory. Please delete the first sentence of this section or, alternatively, revise it to clarify that the company may only terminate the offer upon the occurrence of the listed events.
7. Further, we do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied. In this regard, it would appear that you should amend the first paragraph to exclude actions or omissions to act by the company from events that may trigger a condition.
8. The ability to waive conditions to the offer with respect to only particular optionees would appear to violate the equal treatment provisions of Rule 13e-4(f)(8). Please eliminate.

14.  Interest of Directors and Officers..., page 30
9. Please disclose whether the directors and officers who are eligible to participate in the offer plan to tender their options in the exchange.

Election Form

10.	Delete the language in the election from requiring the option holder to acknowledge and agree that he has "read" and "understands" all of the terms of the offer. Alternatively, amend the letter to include a legend in bold typeface that indicates the company does not view the certification made by security holders that they have read the offering materials as a waiver of liability and that the company promises not to assert that this acknowledgement constitutes a waiver of liability.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please promptly amend the Schedule TO-I to comply with our comments. Provide any information we request supplementally in a letter "tagged" as correspondence and filed via EDGAR. Direct any questions to me by phone at (202) 942-1918 or by facsimile at
(202) 942-9638.

								Sincerely,



								Pamela Carmody
								Special Counsel
								Office of Mergers
								and Acquisitions

??

??

??

??

Peter Cohn, Esq.
December 13, 2004
Page 1